Exhibit (a)(5)(D)

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UNITED STATES DISTRICT COURT

DISTRICT OF MINNESOTA

)
ADRIAN CALLEROS, On Behalf of	)
Himself and All Others Similarly Situated,	)	Civil No.
)
Plaintiff,	)
	)	INDIVIDUAL AND CLASS
v.	)	ACTION COMPLAINT
)
FSI INTERNATIONAL, INC. , DONALD	)
MITCHELL, JAMES BERNARDS,	)
TERRENCE GLARNER, STAN YARBRO,	)
DAVID SMITH, RB MERGER CORP., and	)
TOKYO ELECTRON LIMITED,	)
)
Defendants.	)
)

Plaintiff, Adrian Calleros (“Plaintiff”), on behalf of himself as to Counts I and II and individually and all others similarly situated as to Counts III and IV, by his attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a shareholder complaint on behalf of the holders of the common stock FSI International, Inc. (“FSI” or the “Company”) against certain officers and/or directors of FSI (the “Board”), and other persons and entities involved in a proposed transaction through which the Company will be acquired by Tokyo Electron Limited (“TEL”).

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2. On August 13, 2012, FSI and TEL issued a joint press release announcing that they had reached a definitive agreement and plan of merger (“Merger Agreement”) pursuant to which TEL will acquire all outstanding shares of FSI for $6.20 in cash per share via a tender offer made by TEL’s wholly-owned subsidiary RB Merger Corp. (“Merger Sub”) in a transaction valued at approximately $252.5 million (“Tender Offer”).

3. Specifically, pursuant to the Merger Agreement, Merger Sub will make the Tender Offer to purchase all outstanding shares of FSI common stock at a purchase price of $6.20 per share in cash, to be followed by a merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of TEL.

4. Pursuant to the Merger Agreement, the Tender Offer is to commence no later than ten business days following the initial public announcement of the Merger Agreement made on August 13, 2012. If Merger Sub acquires 90% or more of the outstanding shares pursuant to the Tender Offer, including following the exercise of a Top-Up Option, then TEL will consummate the Merger in a second-step merger without a vote or any further action by the holders of shares (collectively the Tender Offer, the Top-Up Option and the second-step merger are referred herein as the “Proposed Transaction”).

5. Further, on August 27, 2012, TEL filed its Schedule TO-T containing the Offer to Purchase in connection with the Tender Offer, which is scheduled to expire on September 24, 2012, unless extended.

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6. Thereafter, on August 27, 2012, the Company filed a Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s shareholders with material information and provides them with materially misleading information, thereby rendering the shareholders unable to make an informed decision regarding whether to tender their shares in support of the Proposed Transaction.

7. In pursuing the unlawful plan to facilitate the acquisition of FSI by TEL for grossly inadequate consideration and through a flawed and coercive process, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties.

8. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin defendants from taking any steps to consummate the Tender Offer or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ (as defined herein) violations of their fiduciary duties.

JURISDICTION AND VENUE

9. This Court has jurisdiction over the claims asserted herein pursuant to Section 27 of the Securities Exchange Act of 1934 and 28 U.S.C. § 1331 for violations of Sections 14(d) and 14(e) and 20(a) of the Securities Exchange Act of 1934 and Rule 14a-9. FSI conducts business in and/or maintains operations in this District, or in the case of the individuals, each has sufficient minimum contacts for this Court to exercise jurisdiction. For example, the individuals attended meetings and approved the document at issue in this litigation in this District.

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10. Venue is proper in this Court pursuant to 28 U.S.C. §1391 because one or more of the defendants, including FSI, either resides in or maintains executive offices in this District, and a substantial portion of the transactions and wrongs that are the subject of this complaint occurred in substantial part in this District. Finally, the defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

PARTIES

11. Plaintiff is, and at all relevant times was, a continuous stockholder of defendant FSI.

12. FSI International, Inc. is a Minnesota corporation with its headquarters located at 3455 Lyman Boulevard, Chaska, MN 55318. FSI is a leading global supplier of surface cooling technologies. The Company has two locations in the United States, six locations in Europe and five locations in Asia.

13. Defendant Donald Mitchell (“Mitchell”) is the Chairman of the Board of Directors of FSI (the “Board”) and President and Chief Executive Officer of FSI. He has been Chief Executive Officer of the Company since December 1999, a member of the Board since March 2000 and Chairman of the Board since January 2002.

14. Defendant James Bernards (“Bernards”) is and has been a member of the Board since July 1981.

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15. Defendant Terrence Glarner (“Glarner”) is and has been a member of the Board since October 1988.

16. Defendant Stan Yarbro (“Yarbro”) is and has been a member of the Board since August 2011.

17. Defendant David Smith (“Smith”) is and has been a member of the Board since December 2005.

18. Defendants Mitchell, Bernards, Glarner, Yarbro and Smith are collectively referred to hereinafter as the “Individual Defendants.”

19. Each of the Individual Defendants herein is sued individually, as well as in capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he has engaged in all or part of the unlawful acts, plans, schemes or transactions complained of herein.

20. Defendant Tokyo Electron Limited is a foreign corporation with its headquarters located at 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325. TEL is a leading global supplier of semiconductor production equipment.

21. Defendant RB Merger Corp. is a Minnesota corporation and wholly owned subsidiary of FSI, formed solely for the purpose of entering into the Merger Agreement and consummating the Merger, and has not conducted any business operations other than those incident to its formation. Upon completion of the Merger, Merger Sub will merge with and into FSI and Merger Sub will cease to exist as a separate corporate entity (“Merger”).

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22. Collectively, FSI, the Individual Defendants, TEL and Merger Sub are referred to herein as the “Defendants.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

23. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other shareholders of FSI and owe Plaintiff and the other members of the Class (defined herein) the duty of candor.

24. By virtue of their positions as directors and/or officers of FSI, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause FSI to engage in the practices complained of herein.

25. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care, including reasonable inquiry. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

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(d) will otherwise adversely affect their duty to provide all material information to FSI shareholders in connection with this change of control transaction.

26. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other shareholders of FSI, including their duty of candor.

CLASS ACTION ALLEGATIONS

27. Plaintiff brings Counts III and IV on his own behalf and as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure, individually and on behalf of the Class. Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

28. The Class is so numerous that joinder of all members is impracticable. As of August 20, 2012, there were approximately 39.9 million shares of FSI stock issued and outstanding. The actual number of public shareholders of FSI will be ascertained through discovery.

29. There are questions of law and fact which are common to the Class, including inter alia, the following:

(a) whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties, particularly the duty of candor, owed to Plaintiff and the Class in connection with the Proposed Transaction;

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(b) whether the Individual Defendants have violated the federal securities laws in connection with the recommendation of the Proposed Transaction;

(c) whether TEL has aided and abetted the Individual Defendants’ breaches of fiduciary duty;

(d) whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

30. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

31. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

32. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

33. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

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34. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

SUBSTANTIVE ALLEGATIONS

A. Background

35. FSI is a publicly traded independent global supplier of wafer cleaning equipment headquartered in Chaska, Minnesota. FSI is also a leading global supplier of surface cooling technologies. The Company does business in twelve countries and is a partner of globally leading semiconductor manufacturers.

36. On June 19, 2012, FSI reported positive growth. Sales for the third quarter of fiscal year 2012 increased 98% to $50.8 million, compared to $25.6 million for the same period in 2011. Further, the Company’s net income for the third quarter of fiscal year 2012 was $10 million compared to net income of $4.1 million for the third quarter of fiscal year 2011.

37. The Company’s sales have also been dramatically increasing in recent months. Sales for the first nine months of fiscal year 2012 were $102.5 million as compared to only $67.2 million during the same period of fiscal year 2011. Similarly, FSI’s net income for the first nine months of fiscal year 2012 was $10.7 million as compared to only $6.5 million during the same period of fiscal year 2011.

38. FSI has also reported an increased demand for its ANTARES® CryoKinetic Cleaning Systems. In addition to several new contracts with leading device manufacturers, the Company has recently entered into follow-on contracts. The follow- on nature of these contracts suggests that demand for the advanced technology will only continue to increase.

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39. Within the past year, FSI has also seen increased demand, including follow-on orders, for its ORION® system, which utilizes unique technology to clean semiconductor production equipment.

40. On August 13, 2012, FSI issued a press release announcing the Proposed Transaction, which stated in relevant part:

Tokyo, and Chaska, MN (August 13, 2012) Tokyo Electron Limited (“TEL”; Headquarters: Tokyo; President and CEO: Hiroshi Takenaka) (TSE: 8035) and FSI International, Inc (“FSI”; Headquarters: Chaska, Minnesota, USA; Chairman and CEO: Donald Mitchell) (NASDAQ: FSII), announced today that they have entered into a definitive agreement under which TEL will acquire FSI for $6.20 per share in cash, or an aggregate equity purchase price of approximately $252.5 million.

The purchase price represents a premium of 53.5% to the closing price of FSI's common shares on August 10, 2012. The acquisition, which will be completed pursuant to a cash tender offer followed by a second step merger, has been unanimously approved by the boards of directors of TEL and FSI. The board of directors of FSI unanimously recommends that FSI’s shareholders tender their shares into the tender offer. The transaction is expected to close in calendar year.

Surface preparation has increasingly become a critical technology in semiconductor manufacturing, and TEL is focused on improving its market position. FSI is a leading provider of cleaning and surface preparation equipment with process capabilities complementary to TEL’s. FSI’s innovative technologies, combined with TEL’s expertise and strong track record as a provider of fundamentally reliable batch and single wafer surface preparation equipment with high productivity and outstanding low defect performance, will enable TEL to provide an even stronger overall product lineup. Additionally, the diverse set of tool capabilities greatly enhances TEL’s capacity to offer value-added solutions for the new surface preparation challenges that will inevitably come in the future.

Hiroshi Takenaka, President and CEO of TEL, commented: “FSI has a long history as a technology innovator in surface preparation. They have repeatedly developed creative solutions to key challenges in semiconductor manufacturing.

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I’m convinced that the acquisition will expand TEL’s business by strengthening our ability to provide effective solutions for the full range of current and future customer applications, thereby increasing value to our shareholders.”

Donald Mitchell, Chairman and CEO of FSI, added: "This transaction represents a compelling opportunity for FSI shareholders, employees and customers. By combining the market position, scale and operational excellence of Tokyo Electron with the leading edge surface preparation solutions from FSI we can ensure that semiconductor manufacturers have access to the advanced technology they need for success at 28 nanometers and below. We are pleased to become part of Tokyo Electron, a premier company in the semiconductor production equipment industry.”

Under the terms of the definitive merger agreement between TEL and FSI, TEL, through an indirect wholly-owned subsidiary, will commence a cash tender offer to purchase all of the outstanding shares of FSI’s common stock for $6.20 per share. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares that constitutes at least a majority of FSI’s outstanding shares of common stock, on a fully diluted basis, and receipt of required regulatory approvals, including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The agreement also provides for the parties to effect, subject to customary conditions, a merger following the completion of the tender offer that would result in all shares not tendered in the tender offer being converted into the right to receive $6.20 per share in cash. TEL will finance the acquisition from its existing cash resources.

Goldman Sachs is serving as exclusive financial adviser to Tokyo Electron in connection with the acquisition, and Jones Day is its legal adviser. Barclays is serving as exclusive financial adviser to FSI in connection with the acquisition, and Faegre Baker Daniels LLP is its legal adviser.

41. The $6.20 per share consideration offered in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of FSI’s common stock is materially in excess of the amount offered in the Proposed Transaction.

B. The Preclusive Deal Protection Devices

42. In the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensures that no competing offers will emerge for the Company.

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43. Although the Merger Agreement includes a “fiduciary out” clause, the Proposed Transaction includes other preclusive measures that are designed to discourage third parties from making competing bids for the Company. For example, in the event that the Company receives an acquisition proposal or has indication of the same, §6.05 (c) states that “[t]he Company shall keep Parent reasonably informed on a current basis (and in any event no later than 24 hours after the occurrence of any material changes to) of the status and terms of any Acquisition Proposal, indication, inquiry or request (including any material changes to the key terms thereof) and the general status of any discussions and negotiations with respect thereto, including furnishing copies of any written inquiries, correspondence and other written material sent or provided to the Company or its Representatives from such Person or its Representatives in connection with any Acquisition Proposal or sent or provided by the Company or its Representatives to such Person or its Representatives in connection with any Acquisition Proposal as promptly as reasonably practicable (and in any event within twenty-four (24) hours after receipt or delivery thereof).” This clause gives TEL an unfair advantage over other suitors, thereby foreclosing the possibility that FSI shareholders will receive higher consideration for their shares.

44. Further, §6.05(a) of the Merger Agreement includes a “no solicitation” provision that prohibits Individual Defendants and any Company personnel, on or after August 13, 2012, from attempting to procure a price in excess of the amount offered by TEL. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors.

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45. In addition to the foregoing, the Merger Agreement at §§6.05(d) and 8.03 provide for a termination fee of $8,837,500 if the Proposed Transaction is terminated in favor of a superior proposal, which represents 3.5% of the value of the Proposed Transaction.

46. Finally, Defendants are attempting to circumvent the requirement of a shareholder vote through an irrevocable Top-Up Option, which the Individual Defendants granted to Merger Sub. The Top-Up Option is contained in §2.04 of the Merger Agreement and states that in the event that TEL falls short of obtaining the minimum number of shares in the Tender Offer for it to effectuate a short form merger, TEL may purchase, at its option, the number of shares necessary for it to exceed the ninety percent threshold. The Top-Up Option therefore allows TEL to pursue a merger without a vote and without any requirement of establishing the entire fairness of the Proposed Transaction.

47. These provisions cumulatively discourage bidders from making a competing bid for the Company.

C. The Materially Misleading And/or Incomplete Disclosure Documents

48. On August 27, 2012, FSI filed its Recommendation Statement with the SEC.

49. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in support of the Proposed Transaction, or not tender and seek appraisal in connection with the cash out merger.

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50. Specifically, the Recommendation Statement fails to disclose the following material information concerning Barclay’s analysis:

(a) the Recommendation Statement discloses certain projected financial information prepared by Company management for the fiscal years 2012-2015, but omits the material information regarding unlevered free cash flow, or any of the line items from which a shareholder could derive this important financial metric, which renders the filing false and misleading, particularly as management is predicting a large increase in revenues and net income between 2014 and 2015;

(b) the Recommendation Statement fails to provide the financial multiples observed for each of the publicly traded companies listed in Barclays’ Comparable Company Analysis;

(c) the Recommendation Statement fails to provide the financial multiples observed for each of the transactions or the basis upon which Barclays selected its own multiple ranges to reach an implied value per share, rendering the information therein false and misleading Barclays’ Comparable Company Analysis;

(d) The Recommendation Statement fails to disclose the basis upon which Barclays selected forward price to earnings (“P/E”) multiples of 5.0x to 7.0x on projected earnings per share for calendar year 2014 and an equity discount rate of 14.5% in its Discounted Equity Value Analysis;

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(e) the Recommendation Statement fails to disclose in Barclay’s Discounted Cash Flow Analysis the reason that Barclays used a terminal year of 2014 when management had provided projections through 2015 (and which showed a sharp increase in revenue between 2014 and 2015), the unlevered free cash flows, how Barclays derived terminal value multiples of 3.5x to 5.0x and discount rates of 13.0% to 16.0%, and the amount of net debt subtracted by Barclay’s in this analysis, all of which render the information in this analysis false and misleading;

(f) the Recommendation Statement fails to disclose the specific multiples observed by Barclays for each of the transactions in its Precedent Transactions Analysis, the specific inputs and data Barclays used to adjust each target company, and the basis upon which Barclays selected the range of multiples to reach an implied value per share for the Company, all of which render the portion of the Recommendation Statement relating to this analysis false and misleading;

(g) the Recommendation Statement fails to disclose, in Barclays’Premiums Paid Analysis, the metrics and multiples observed for the transactions considered, and the basis for the selection made to derive the selected premium range;

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(h) The Recommendation Statement fails to disclose the basis upon which the Board determined to counter TEL’s initial bid with a price of $6.77 per share on May 17, 2012;

(i) the Recommendation Statement fails to disclose the results of the synergy analysis prepared by FSI and shared with TEL on June 25, 2012;

(j) the Recommendation Statement fails to disclose what defendant Mitchell and a representative of TEL discussed regarding management retention and compensation at a dinner meeting held on July 30, 2012, after the Board instructed Mitchell on July 9, 2012 not to discuss any post-close employment terms with TEL until the key terms of the transaction, including price, had been finalized; and

(k) The Recommendation Statement fails to disclose what services Barclays has discussed providing TEL with in the future.

51. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

Claim for Violations of Section 14(d) (4) and 14(e) of the Exchange Act Against

FSI and the Individual Defendants

52. Plaintiff repeats and realigns each allegation set forth herein.

53. Plaintiff brings this claim on behalf of himself as an individual.

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54. FSI and the Individual Defendants have caused the Recommendation Statement to be issued with the intention of soliciting shareholder support of the Proposed Transaction.

55. Sections 14(d) (4) and 14(e) of the Exchange Act require full and complete disclosure in connection with tender offers. Specifically, Section 14(e) provides that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation. The Commission shall, for the purposes of this subsection, by rules and regulations define, and prescribe means reasonably designed to prevent, such acts and practices as are fraudulent, deceptive, or manipulative.

56. The Recommendation Statement violates Sections 14(d) (4) and 14(e) because it omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, FSI and the Individual Defendants should have known that the Recommendation Statement is materially misleading and omits material facts that are necessary to render them non-misleading.

57. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of his entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

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SECOND CAUSE OF ACTION

Claim for Violations of Section 20(a) of the Exchange Act

Against the Individual Defendants

58. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

59. Plaintiff brings this claim on behalf of himself as an individual.

60. The Individual Defendants acted as controlling persons of FSI within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of FSI, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, reviewed and commented upon the Recommendation Statement before it was issued and had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

61. Each of the Individual Defendants were provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

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62. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

63. In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

64. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

65. As set forth above, the Individual Defendants had the ability to exercise control over and did control the person or persons who have each violated Sections 14(d) and (e), by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff will be irreparably harmed.

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THIRD CAUSE OF ACTION

On Behalf of Plaintiff and the Class Against the Individual

Defendants for Breach of Fiduciary Duties

66. Plaintiff repeats and realleges each allegation set forth herein.

67. The Individual Defendants have violated their fiduciary duty of candor owed to public shareholders of FSI.

68. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in FSI.

69. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duty of candor owed to the shareholders of FSI because, among other reasons, they failed to disclose all material information to shareholders of FSI.

70. The Individual Defendants dominate and control the business and corporate affairs of FSI, and are in possession of private corporate information concerning FSI’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of FSI, which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

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71. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

72. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they are being asked to tender their shares without all material information. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

73. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

FOURTH CAUSE OF ACTION

On Behalf of Plaintiff and the Class

Against Parent and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breaches of Fiduciary Duty

74. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

75. Parent and Merger Sub have acted and are acting with knowledge of or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to FSI’s public shareholders, and have participated in such breaches of fiduciary duties.

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76. Parent and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Parent and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Merger in breach of their fiduciary duties, including insisting on the preclusive deal protection devices.

77. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor on Counts I and II, and in favor of the Class and against Defendants on Counts III and IV as follows:

A. Declaring that this action is properly maintainable as a Class action with respect to Counts III and IV and certifying Plaintiff as Class representative;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Tender Offer, unless and until the Company supplements the Recommendation Statement with the material information set forth above;

C. Rescinding, to the extent already implemented, the Merger or any of the terms thereof;

D. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E. Granting such other and further equitable relief as this Court may deem just and proper.

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Dated: August 28, 2012

Respectfully submitted, PERRY & PERRY, PLLP

/s/ Shawn M. Perry

Shawn M. Perry (MN Bar No. 0185000)

5401 Gamble Drive, Suite 270

Minneapolis, MN 55416

Telephone: (952) 546-3845

Facsimile: (952) 546-3855

E-mail: shawn.perry@pppllp.com

Local Counsel for Plaintiff

FARUQI & FARUQI, LLP

Juan E. Monteverde

369 Lexington Avenue, 10th Floor

New York, NY 10017

Tel: (212) 983-9330

E-mail: jmonteverde@faruqilaw.com

Lead Counsel for Plaintiff

(Pending pro hac vice admission)